United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 31 December 2020

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D Â
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes Â No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes Â No ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S
•REGISTRATION STATEMENT ON FORM F-3 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-241528);
•REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-208566);
•REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-233695); AND
•REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-233697).
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
THIS REPORT ON FORM 6-K INCLUDES SUBSTANTIALLY THE SAME INFORMATION AS THAT REPORTED IN THE REGISTRANT’S REPORT ON FORM 6-K PREVIOUSLY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 2021, AND IS BEING FILED SOLELY FOR THE PURPOSE OF INCORPORATING BY REFERENCE INFORMATION INTO THE ABOVE-REFERENCED REGISTRATION STATEMENTS AND ANY FUTURE REGISTRATION STATEMENTS IN WHICH THE REGISTRANT IDENTIFIES THIS REPORT ON FORM 6-K AS BEING INCORPORATED BY REFERENCE.

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COCA-COLA EUROPEAN PARTNERS

Preliminary Unaudited Results for the Full-Year Ended 31 December 2020

Note Regarding Preliminary Unaudited Results
The preliminary unaudited results for the fourth quarter and full year ended 31 December 2020 included in this report are based on CCEP management's preliminary determinations and current expectations, and such information is inherently uncertain. The preliminary unaudited results are subject to completion of CCEP's customary year-end closing and review procedures and third-party audit and have not yet been approved by the CCEP Board of Directors. As a result, actual results could differ materially from the current preliminary unaudited results based on adjustments made during CCEP’s year-end closing and review procedures and third-party audit, and CCEP’s reported information in its Annual Report on Form 20-F for the year ended 31 December 2020 may differ materially from this information. As a result, readers are cautioned not to place undue reliance on the information included in this report and should view this information in the context of CCEP's full year 2020 results when such results are disclosed by CCEP in its Annual Report on Form 20-F for the year ended 31 December 2020. The information included in this report is based on current CCEP management expectations that involve substantial risks and uncertainties that could cause actual results to differ materially from the results expressed in, or implied by, such information.

Note Regarding the Presentation of Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measure.
For purposes of this document, the following terms are defined:

‘‘As reported’’ are results extracted from our consolidated financial statements.
‘‘Comparable’’ is defined as results excluding items impacting comparability, such as restructuring charges, out of period mark-to-market impact of hedges and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days.
‘‘Fx-neutral’’ is defined as comparable results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Net Debt’’ is defined as the net of cash and cash equivalents less currency adjusted borrowing. We believe that reporting net debt is useful as it reflects a metric used by the Group to assess cash management and leverage.
‘‘Dividend Payout Ratio’’ is defined as dividends as a proportion of comparable profit after tax.
Additionally, within this document, we provide certain forward-looking non-GAAP financial Information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-GAAP measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout year.
Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

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FY 2020 Metric [1]	As Reported	Comparable	Change vs 2019
			As Reported	Comparable	Comparable Fx-Neutral
Volume (m unit cases)[2]	2,277	2,277	(9.5)%	(10.0)%
Revenue (€M)	10,606	10,606	(11.5)%	(11.5)%	(11.0)%
Cost of sales (€M)	6,871	6,809	(7.5)%	(8.5)%	(7.5)%
Operating expenses (€M)	2,922	2,603	(4.0)%	(11.0)%	(10.0)%
Operating profit (€M)	813	1,194	(47.5)%	(29.0)%	(28.5)%
Profit after taxes (€M)	498	821	(54.5)%	(30.5)%	(30.5)%
Diluted EPS (€)	1.09	1.80	(53.0)%	(29.0)%	(28.5)%
Revenue per unit case (€)		4.69			(1.5)%
Cost of sales per unit case(€)		3.01			2.5%
Dividend per share[3] (€)	0.85

___________________________

[1] Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details
[2] Unit Case = approximately 5.678 litres or 24 8-ounce servings
[3] 25 October 2020 declared €0.85 dividend per share, paid 1 December 2020

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FULL-YEAR & Q4 2020 HIGHLIGHTS[1]
FY Reported Revenue -11.5% (FX-neutral Revenue -11.0%)
•FY NARTD[2] value share gains across measured channels both in store[3] (+40pts) & online[3] (+140pts)
•Comparable volume -10.0%[4] driven by the impact of the COVID-19 pandemic & some customer disruption as a result of our planned pricing strategy (resolved in August) partially offset by growth in Monster & Coca-Cola Zero Sugar
◦Adverse away from home (AFH) volumes (-27.5%) reflecting outlet closures & restrictive measures, partially offset by growth in the home channel (+1.5%) supported by growth in online grocery[5] (+44%)
◦Immediate consumption (IC) volumes (-24.5%) significantly impacted in both AFH & home channels reflecting lower consumer mobility. Future consumption (FC) volumes outperformed (-2.0%)
•Revenue per unit case -1.5%[6] with positive momentum in Q1 (+1.5%) & Q3 (+1.0%) offset by Q2 (-5.0%) & Q4 (-3.5%) reflecting the varying extent of restrictions during the year
Q4 Reported Revenue -11.5% (FX-neutral Revenue -10.5%)
•Comparable volume -9.5% driven by continued impact of the COVID-19 pandemic across our markets reflecting renewed restrictive measures
◦Decline in AFH volumes (-32.0%) reflecting the increase of restrictive measures & outlet closures
◦Robust home channel volumes (+4.0%) driven by solid Christmas execution & the outperformance of FC packs, partially offset by weaker IC trends
◦Broadly similar volumes across Q4 however weaker volumes in January 2021 reflecting even tougher restrictions
•Reported volumes -7.0% reflecting the benefit of two additional selling days when compared to the prior year
•Revenue per unit case -3.5%[6] reflecting negative geographic, channel & pack mix
Reported Operating Profit -47.5% (Comparable Operating Profit -28.5%[7])
•Cost of sales per unit case +2.5%[7] reflects the under-recovery of fixed manufacturing costs given lower volumes & adverse mix, offset by the decline in revenue per unit case driving lower concentrate costs
•Comparable operating profit of €1,194m, -28.5%[7] reflecting revenue declines offset by a reduction in discretionary operating expenses of c.€260m (ahead of guidance of €200-250m)
•Reported Operating Profit €813m, -47.5%, also reflects the impact our restructuring initiatives in the year, which include approximately €200m related to launch of the Accelerate Competitiveness efficiency program.
•Diluted EPS of €1.09, down -53.0% (Comparable diluted EPS -28.5%[7])
Dividends and share buyback
•Dividends: full-year dividend of €0.85 per share (announced at Q3), maintaining dividend payout ratio of approximately 50%, in line with our policy
•Share buyback: repurchased c.€130m (3m shares) prior to suspension of programme in March
Other
•CCEP Ventures continued to bring new innovative solutions into the business with 5 new investment partnerships in early stage e-commerce, packaging free & recycling technology businesses
•Unable to provide FY21 outlook guidance given on-going COVID-19 uncertainty
Sustainability
•Announced ambition to reach net zero greenhouse gas (GHG) emissions across our entire value chain by 2040, and to reduce our absolute GHG emissions by 30% by 2030 (vs 2019)
•Closed 2020 at c.41%[8] recycled plastic (rPET); targeting 50% rPET by 2023
◦Sweden became first 100% rPET market in the Coke system. Norway, the Netherlands & Iceland to transition full portfolio to 100% rPET in 2021
•Retained:
◦on Carbon Disclosures Project’s A List for climate change & water security
◦in Dow Jones Sustainability Indices (Europe & World)
◦AAA MSCI ESG rating
[1] Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details; Change percentages against prior year equivalent period; [2] Non-alcoholic ready to drink; [3] Instore: NARTD Nielsen Global Track Data for ES, PT, DE, GB, FR, BE, NL, SE, NO to YE 27.12.20; Online: Data to w/e GB 26.12.20 (Retailer EPOS), ES FR & NL 27.12.20 (Nielsen); [4] Adjusted for 1 extra selling day in 2020. Reported volumes (9.5)%; [5] Source: Nielsen Top 4 markets (GB FR NL ES) to YE 27.12.20 changes; [6] Fx-Neutral [7] Comparable and FX-Neutral [8] Unaudited. Provisional. Note: Changes versus equivalent 2019 period

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COVID-19 FY20 UPDATE: Respond, recover & build for future led by green & digital
Our rapid response prioritised our people, customers & communities whilst protecting our business for the long-term & building for the future.

Key highlights as follows:
People:
•Implemented comprehensive measures in line with government guidance
•Advanced digital workplace capabilities
•Increased internal communications with colleagues
•Provided extensive emotional & mental well-being support
•Maintained high colleague engagement & progressed on inclusion & diversity
Communities:
•Donated over 600,000 unit cases of product
•Partnered with The Coca-Cola Company to provide substantial financial aid through the Red Cross & other local NGOs
Business continuity:
•Leveraged strong relationships with brand partners & jointly invested behind core brands
•Optimised pack price architecture
•Maintained great customer service levels
•Reallocated resource to capture revenue opportunities
•Leveraged our digital capabilities
Balance sheet & cost mitigation:
•Delivered discretionary opex savings of c.€260m, ahead of targeted €200-250m, & launch of Accelerate Competitiveness efficiency programme (see Supplemental Financial Information - Cost of Sales and Operating Expenses)
◦FY21 opex savings of c.€150m vs. FY19 (combination of permanent discretionary savings from 2020 & new Accelerate Competitiveness savings); FY21 opex expected to be lower than FY19
•Suspension of share buyback programme
•Maintained strong investment grade debt rating with no covenants on our debt or facilities

Acquisition of Coca-Cola Amatil Limited (CCL)
•Entered into binding agreement to acquire CCL on 3 November 2020
•Received Australian Foreign Investment Review Board regulatory approval 29 January 2021
•The Scheme remains subject to other customary conditions, including CCL independent shareholder approval, court approval & the New Zealand Overseas Investment Office regulatory approval
•Further updates will be provided in due course[1]

__________________________

[1] CCEP has not yet made an election as to how they will purchase the remaining 20% of The Coca-Cola Company’s shares, but have agreed with The Coca-Cola Company that they will make this election no later than 14 days before the Scheme vote.

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FULL-YEAR & FOURTH-QUARTER REVENUE PERFORMANCE BY GEOGRAPHY
All values are unaudited, changes versus 2019

	As reported			Fx-Neutral
Full-Year	€ million	% of Total	% change	% change
Great Britain	2,203	21.0%	(8.5)%	(7.5)%
France (France & Monaco)	1,709	16.0%	(10.0)%	(10.0)%
Germany	2,270	21.5%	(6.5)%	(6.5)%
Iberia (Spain, Portugal & Andorra)	2,173	20.5%	(22.0)%	(22.0)%
Northern Europe[1]	2,251	21.0%	(9.5)%	(8.0)%
Total	10,606	100.0%	(11.5)%	(11.0)%

	As reported			Fx-Neutral
Q4	€ million	% of Total	% change	% change
Great Britain	565	22.0%	(11.0)%	(6.5)%
France (France & Monaco)	401	15.5%	(12.5)%	(12.5)%
Germany	586	22.5%	(4.0)%	(4.0)%
Iberia (Spain, Portugal & Andorra)	517	20.0%	(17.0)%	(17.0)%
Northern Europe[1]	521	20.0%	(13.5)%	(12.5)%
Total	2,590	100.0%	(11.5)%	(10.5)%
___________________________
[1] Belgium, Luxembourg, Netherlands, Norway, Sweden & Iceland
Great Britain
•FY & Q4 volume impacted by restrictive measures & outlet closures. Weakness in AFH channel partially offset by home channel volume growth, both online & in store. Coca-Cola Zero Sugar, Monster & Schweppes mixers all grew in Q4
•FY revenue/UC[1] negatively impacted by the outperformance of the home channel & in particular the growth in FC packs (e.g. large PET +5.0% & multipack cans +23.0%), alongside IC weakness in both channels
France (France & Monaco)
•FY & Q4 volume mainly impacted by AFH outlet closures & hypermarket weakness reflecting lower footfall given restrictions. FY volume benefited from a solid Q3 when AFH outlets reopened & consumer mobility increased, aided by favourable weather. Coca-Cola Zero Sugar, Monster & Capri-Sun all outperformed in Q4
•FY revenue/UC[1] negatively impacted by channel mix given AFH outlet closures & pack mix due to the weakness in IC, partially offset by lower promotions
Germany
•FY & Q4 volume impacted by AFH outlet closures, partially offset by the additional border trade business. Coca-Cola Zero Sugar & Monster outperformed, while Vio & Apollinaris underperformed given the brands’ exposure to AFH & IC
•FY revenue/UC[1] driven by the growth in cans due to the additional border trade business, increased promotional efficiency in the home channel & favourable brand mix. This was partially offset by adverse channel mix & pack mix given the outperformance of FC packs
Iberia (Spain, Portugal & Andorra)
•FY & Q4 volume impacted by significant exposure to the AFH channel & weaker tourism trends, particularly in Spain where we over-index in exposure to HoReCa[2]. The home channel also suffered, partly due to weakness in the cash & carry channel[3]
•FY revenue/UC[1] significantly impacted by channel mix given the closure of HoReCa[2] outlets in addition to negative pack mix (e.g. glass -48.0%)
Northern Europe
•FY & Q4 impacted by negative AFH volumes reflecting outlet closures partially offset by growth in the home channel led by Norway & the Netherlands. Coca-Cola Zero Sugar, Monster & Nalu all grew volumes during Q4
•FY revenue/UC[1] grew modestly due to positive country & brand mix, offset by adverse channel mix

___________________________
[1] Revenue per unit case
[2] HoReCa = Hotels, Restaurants & Cafes
[3] Cash & Carry included in home channel for Iberia (~12.5% of 2019 Iberia volume), elsewhere included in AFH channel
Note: All values are unaudited, changes versus equivalent 2019 period; comparable volumes

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FULL-YEAR & FOURTH-QUARTER VOLUME PERFORMANCE[1] BY CATEGORY
Comparable volumes, changes versus 2019

	Q4		YTD
	% of Total	% Change	% of Total	% Change
Sparkling	90.5%	(7.0)%	88.5%	(7.0)%
Coca-ColaTM	67.5%	(7.0)%	66.0%	(6.5)%
Flavours, Mixers & Energy	23.0%	(7.0)%	22.5%	(9.0)%
Stills	9.5%	(29.0)%	11.5%	(27.0)%
Hydration	5.0%	(38.0)%	6.5%	(34.0)%
RTD Tea, RTD Coffee, Juices & Other[2]	4.5%	(15.5)%	5.0%	(17.0)%
Total	100.0%	(9.5)%	100.0%	(10.0)%
SPARKLING
Coca-ColaTM
•Q4 transactions -10.0%[3], reflecting decline in small glass & PET, partially offset by growth in cans
•Q4 Classic -10.0%; Lights -2.0%, Diet/light taste decline (-10.5%) offset by resilient performance of Coca-Cola Zero Sugar (+1.5%)
•Coca-Cola Zero Sugar: FY20 #1 brand in NARTD for absolute value growth across our markets[4]
Flavours, Mixers & Energy
•Q4 Fanta -12.0% driven by the impact of COVID-19 on AFH
•Q4 Energy +27.5% reflecting growth in both channels & driven by Monster. Strong growth in Monster multipacks (+54.0%)
•Q4 Schweppes mixers +1.0% in GB reflecting growth in the home channel given switching of AFH occasions. Schweppes mixers gained FY value share in GB[5]

STILLS
Hydration
•Continued soft performance in Q4 reflecting on-going impact of COVID-19 & exposure to IC

RTD Tea, RTD Coffee, Juices & Other[2]
•Q4 Fuze Tea -14.5% reflecting soft IC performance due to reduced on-the-go consumption
•Q4 Juice drinks -13.0% reflecting exposure to on-the-go occasions, offset by solid growth in Capri-Sun in GB & France
•Launched Topo Chico Hard Seltzer in three flavours in GB & NL in December. Will launch across other markets in 2021

___________________________
[1] Adjusted for selling day shifts
[2] RTD refers to Ready To Drink
[3] Defined as the serving container that is ultimately used directly by the consumer. It can be a standalone container or one part of a multipack
[4] Nielsen Strategic Planner FY20 Data to YE 27.12.2020. Countries included are ES, PT, DE, GB, FR, BE, NL, SE & NO
[5] Nielsen Global Track Data for GB to YE 27.12.2020
Note: All values are unaudited, changes versus equivalent 2019 period; comparable volumes

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (together “CCEP”). CCEP's proposed acquisition (the "Acquisition") of Coca-Cola Amatil Limited and its subsidiaries (together "CCL") and the integration of CCL into CCEP. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict,” “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s and CCL’s historical experience and present expectations or projections, including with respect to the Acquisition. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1.those set forth in the "Risk Factors" section of CCEP’s 2019 Integrated Report / Annual Report on Form 20-F, including the statements under the following headings: Packaging (such as, refillables and recycled plastic); Perceived health impacts of our beverages and ingredients, and changing consumer preferences (such as sugar alternatives and other ingredients); Legal, regulatory and tax change (such as the development of regulations regarding packaging, taxes and deposit return schemes); Market (such as disruption due to customer negotiations, customer consolidation and route to market); Cyber and social engineering attacks; Competitiveness and transformation; Climate change and water (such as net zero emission legislation and regulation, and resource scarcity); Economic and political conditions (such as the UK's exit from the EU, the EU-UK trade and co-operation agreement, and uncertainty about the future relationship between the UK and EU); The relationship with The Coca-Cola Company and other franchisors; Product quality; and Other risks, such as widespread outbreaks of infectious disease including the adverse impact that the COVID-19 pandemic and related government restrictions and social distancing measures implemented in many of our markets, and any associated economic downturn, may have on our financial results, operations, workforce and demand for our products;

2.those set forth in the "Principal Risks" section of CCEP’s 2019 Integrated Report / Annual Report on Form 20-F, as updated in CCEP’s Results for the six months ended 26 June 2020 & COVID-19 update and including principal risks under the additional headings: Business continuity (such as government restrictions in our countries of operation); People; and Stakeholders; and

3.risks and uncertainties relating to the Acquisition, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns; the possibility that certain assumptions with respect to CCL or the Acquisition could prove to be inaccurate; the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals, shareholder approvals and the satisfaction of closing conditions to the Acquisition; ability to raise financing; the possibility that CCEP and CCL fail to agree upon a scheme implementation agreement; the potential that the Acquisition may involve unexpected liabilities for which there is no indemnity; the potential failure to retain key employees of CCEP and CCL as a result of the proposed Acquisition or during integration of the businesses and disruptions resulting from the proposed Acquisition, making it more difficult to maintain business relationships; the potential if the Acquisition is not completed in a timely manner or at all for (i) negative reaction from financial markets, customers, regulators, employees and other stakeholders, (ii) loss of time spent on an unsuccessful Acquisition, and (iii) litigation related to the Acquisition.

The full extent to which the COVID-19 pandemic will negatively affect CCEP and/or CCL and the results of their operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

Due to these risks, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements (including those issued by CCL prior to the Acquisition). These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the United States Securities and Exchange Commission (“SEC”) which are available on the SEC's website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Furthermore, CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s public statements (whether prior or subsequent to the Acquisition) may prove to be incorrect.

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Supplementary Financial Information - Income Statement
The following provides a summary reconciliation of CCEP’s reported and comparable results for the periods presented:

Full year 2020 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability				Comparable
	CCEP	Mark-to-market effects[1]	Restructuring Charges[2]	Acquisition Related Costs[3]	Net tax[4]	CCEP
Revenue	10,606	—	—	—	—	10,606
Cost of sales	6,871	—	(62)	—	—	6,809
Gross profit	3,735	—	62	—	—	3,797
Operating expenses	2,922	(2)	(306)	(11)	—	2,603
Operating profit	813	2	368	11	—	1,194
Total finance costs, net	111	—	—	(3)	—	108
Non-operating items	7	—	—	—	—	7
Profit before taxes	695	2	368	14	—	1,079
Taxes	197	—	103	3	(45)	258
Profit after taxes	498	2	265	11	45	821

Diluted earnings per share (€)	1.09	—	0.58	0.03	0.10	1.80

Diluted weighted average shares outstanding						456

Full year 2019 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability			Comparable
	CCEP	Mark-to-market effects[1]	Restructuring Charges[2]	Net tax[4]	CCEP
Revenue	12,017	—	—	—	12,017
Cost of sales	7,424	(1)	—	—	7,423
Gross profit	4,593	1	—	—	4,594
Operating expenses	3,045	3	(130)	—	2,918
Operating profit	1,548	(2)	130	—	1,676
Total finance costs, net	96	—	—	—	96
Non-operating items	(2)	—	—	—	(2)
Profit before taxes	1,454	(2)	130	—	1,582
Taxes	364	(1)	36	(2)	397
Profit after taxes	1,090	(1)	94	2	1,185

Diluted earnings per share (€)	2.32	—	0.21	—	2.53

Diluted weighted average shares outstanding					469
___________________________
[1] Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.
[2] During the full-year 2020, we recognised restructuring charges totalling €368million, which include €202 million related to Accelerate Competitiveness proposals announced in October 2020. These proposals are aimed at reshaping CCEP using technology enabled solutions to improve productivity and include the closure of certain production sites in Germany and Iberia.
[3] Amounts represent costs associated with the proposed acquisition of Coca-Cola Amatil Limited.
[4] Amounts include the deferred tax impact related to income tax rate and law changes.

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Supplemental Financial Information - Revenue

Revenue In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Fourth Quarter Ended			Year Ended
	31 December 2020	31 December 2019	% Change	31 December 2020	31 December 2019	% Change
As reported	2,590	2,933	(11.5)%	10,606	12,017	(11.5)%
Adjust: Total items impacting comparability	—	—	—%	—	—	—%
Comparable	2,590	2,933	(11.5)%	10,606	12,017	(11.5)%
Adjust: Impact of fx changes	36	n/a	(1.0)%	75	n/a	(0.5)%
Comparable & fx-neutral	2,626	2,933	(10.5)%	10,681	12,017	(11.0)%

Revenue per unit case	4.59	4.76	(3.5)%	4.69	4.77	(1.5)%

Revenue by Geography In millions of €	Fourth Quarter Ended 31 December 2020			Year Ended 31 December 2020
	As reported	Reported % change	Fx-Neutral % change	As reported	Reported % change	Fx-Neutral % change
Iberia [1]	517	(17.0)%	(17.0)%	2,173	(22.0)%	(22.0)%
Germany	586	(4.0)%	(4.0)%	2,270	(6.5)%	(6.5)%
Great Britain	565	(11.0)%	(6.5)%	2,203	(8.5)%	(7.5)%
France [2]	401	(12.5)%	(12.5)%	1,709	(10.0)%	(10.0)%
Belgium/Luxembourg				892	(11.0)%
Netherlands				529	(12.0)%
Norway				423	(3.0)%
Sweden				337	(8.0)%
Iceland				70	(17.5)%
Northern Europe	521	(13.5)%	(12.5)%	2,251	(9.5)%	(8.0)%
Total	2,590	(11.5)%	(10.5)%	10,606	(11.5)%	(11.0)%
___________________________
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.

Comparable Volume - Selling Day Shift In millions of unit cases, prior period volume recast using current year selling days	Fourth Quarter Ended			Year Ended
	31 December 2020	31 December 2019	% Change	31 December 2020	31 December 2019	% Change
Volume	572	616	(7.0)%	2,277	2,521	(9.5)%
Impact of selling day shift	n/a	16	n/a	n/a	8	n/a
Comparable volume - Selling Day Shift adjusted	572	632	(9.5)%	2,277	2,529	(10.0)%

Comparable Volume by Brand Category Adjusted for selling day shift	Fourth Quarter Ended			Year Ended
	31 December 2020	31 December 2019	Volume % Change	31 December 2020	31 December 2019	% Change
	% of Total	% of Total		% of Total	% of Total
Sparkling	90.5%	88.0%	(7.0)%	88.5%	86.0%	(7.0)%
Coca-ColaTM	67.5%	65.5%	(7.0)%	66.0%	63.5%	(6.5)%
Flavours, Mixers & Energy	23.0%	22.5%	(7.0)%	22.5%	22.5%	(9.0)%
Stills	9.5%	12.0%	(29.0)%	11.5%	14.0%	(27.0)%
Hydration	5.0%	7.0%	(38.0)%	6.5%	8.5%	(34.0)%
RTD Tea, RTD Coffee, Juices & Other [1]	4.5%	5.0%	(15.5)%	5.0%	5.5%	(17.0)%
Total	100.0%	100.0%	(9.5)%	100.0%	100.0%	(10.0)%
___________________________
[1] RTD refers to Ready To Drink.

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Supplemental Financial Information - Cost of Sales and Operating Expenses
Cost of Sales

Cost of Sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2020	31 December 2019	% Change
As reported	6,871	7,424	(7.5)%
Adjust: Total items impacting comparability	(62)	(1)	(1.0)%
Comparable	6,809	7,423	(8.5)%
Adjust: Impact of fx changes	54	n/a	(1.0)%
Comparable & fx-neutral	6,863	7,423	(7.5)%

Cost of sales per unit case	3.01	2.94	2.5%

Reported cost of sales were €6,871 million, down 7.5 percent. Comparable cost of sales were €6,809 million, down 8.5 percent on a comparable basis and 7.5 percent on a comparable and fx-neutral basis. Cost of sales per unit case increased by 2.5 percent on a comparable and fx-neutral basis. This reflects the impact of the under-recovery of fixed manufacturing costs given lower volumes & adverse mix, offset by the decline in revenue per unit case driving lower concentrate costs.
Operating Expenses

Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2020	31 December 2019	% Change
As reported	2,922	3,045	(4.0)%
Adjust: Total items impacting comparability	(319)	(127)	(7.0)%
Comparable	2,603	2,918	(11.0)%
Adjust: Impact of fx changes	16	n/a	(1.0)%
Comparable & fx-neutral	2,619	2,918	(10.0)%

Reported operating expenses were €2,922 million, down 4.0 percent. Comparable operating expenses were €2,603 million, down 11.0 percent on a comparable basis and 10.0 percent on a comparable and fx-neutral basis. Lower volumes resulted in a reduction of variable expenses, such as distribution costs. Operating expenses also benefited from a reduction in discretionary spend, partially offset by our continued investments for the future in areas such as our digital capabilities.
During the full-year 2020, we recognised restructuring charges totalling €368million, which include €202 million related to Accelerate Competitiveness proposals announced in October 2020. These proposals are aimed at reshaping CCEP using technology enabled solutions to improve productivity and include the closure of certain production sites in Germany and Iberia.
Effective Tax Rate
The effective tax rate was 28 percent and 25 percent for the years ended 31 December 2020 and 31 December 2019, respectively.

The increase in effective tax rate to 28 percent from 2019 is largely due to the remeasurement of deferred tax positions following tax rate changes in United Kingdom and the Netherlands, offset by changes in profit mix and the impact of lower corporate income tax rates in France and Belgium.

The comparable effective tax rate was 24 percent and 25 percent for the years ended 31 December 2020 and 31 December 2019, respectively.

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Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at
	31 December 2020	31 December 2019
Total borrowings	7,187	6,421
Add: fx impact of non-EUR borrowings	36	6
Adjusted total borrowings	7,223	6,427
Less: cash and cash equivalents	(1,523)	(316)
Net debt	5,700	6,111

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Coca-Cola European Partners plc
Consolidated Income Statement (Unaudited)

	Year ended
	31 December 2020	31 December 2019
	€ million	€ million
Revenue	10,606	12,017
Cost of sales	(6,871)	(7,424)
Gross profit	3,735	4,593
Selling and distribution expenses	(1,939)	(2,258)
Administrative expenses	(983)	(787)
Operating profit	813	1,548
Finance income	33	49
Finance costs	(144)	(145)
Total finance costs, net	(111)	(96)
Non-operating items	(7)	2
Profit before taxes	695	1,454
Taxes	(197)	(364)
Profit after taxes	498	1,090

Basic earnings per share (€)	1.09	2.34
Diluted earnings per share (€)	1.09	2.32

The financial information presented in the unaudited consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows within this document does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. This financial information has been extracted from CCEP’s consolidated financial statements which will be delivered to the Registrar of Companies in due course.

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Coca-Cola European Partners plc
Consolidated Statement of Financial Position (Unaudited)

	31 December 2020	31 December 2019
	€ million	€ million
ASSETS
Non-current:
Intangible assets	8,414	8,506
Goodwill	2,517	2,520
Property, plant and equipment	3,860	4,205
Non-current derivative assets	6	3
Deferred tax assets	27	27
Other non-current assets	337	321
Total non-current assets	15,161	15,582
Current:
Current derivative assets	40	12
Current tax assets	19	18
Inventories	681	723
Amounts receivable from related parties	150	106
Trade accounts receivable	1,439	1,669
Other current assets	224	259
Cash and cash equivalents	1,523	316
Total current assets	4,076	3,103
Total assets	19,237	18,685
LIABILITIES
Non-current:
Borrowings, less current portion	6,382	5,622
Employee benefit liabilities	283	221
Non-current provisions	83	54
Non-current derivative liabilities	15	13
Deferred tax liabilities	2,134	2,203
Non-current tax liabilities	131	254
Other non-current liabilities	44	47
Total non-current liabilities	9,072	8,414
Current:
Current portion of borrowings	805	799
Current portion of employee benefit liabilities	13	17
Current provisions	154	142
Current derivative liabilities	62	28
Current tax liabilities	171	95
Amounts payable to related parties	181	249
Trade and other payables	2,754	2,785
Total current liabilities	4,140	4,115
Total liabilities	13,212	12,529
EQUITY
Share capital	5	5
Share premium	192	178
Merger reserves	287	287
Other reserves	(537)	(449)
Retained earnings	6,078	6,135
Total equity	6,025	6,156
Total equity and liabilities	19,237	18,685

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Coca-Cola European Partners plc
Consolidated Statement of Cash Flows (Unaudited)

	Year ended
	31 December 2020	31 December 2019
	€ million	€ million
Cash flows from operating activities:
Profit before taxes	695	1,454
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	665	587
Amortisation of intangible assets	62	52
Share-based payment expense	14	15
Finance costs, net	111	96
Income taxes paid	(273)	(270)
Changes in assets and liabilities:
Decrease in trade and other receivables	208	5
Decrease/(increase) in inventories	34	(25)
(Decrease)/increase in trade and other payables	53	(63)
Increase/(decrease) in net payable / receivable from related parties	(112)	59
(Decrease)/increase in provisions	43	(57)
Change in other operating assets and liabilities	(10)	51
Net cash flows from operating activities	1,490	1,904
Cash flows from investing activities:
Purchases of property, plant and equipment	(348)	(506)
Purchases of capitalised software	(60)	(96)
Proceeds from sales of property, plant and equipment	49	11
Investments in equity instruments	(11)	(8)
Net cash flows used in investing activities	(370)	(599)
Cash flows from financing activities:
Proceeds from borrowings, net	1,598	987
Changes in short-term borrowings	(221)	101
Repayments on third party borrowings	(569)	(625)
Payments of principal on lease obligations	(116)	(128)
Interest paid, net	(91)	(86)
Dividends paid	(386)	(574)
Purchase of own shares under share buyback programme	(129)	(1,005)
Exercise of employee share options	14	26
Other financing activities, net	—	2
Net cash flows used in financing activities	100	(1,302)
Net change in cash and cash equivalents	1,220	3
Net effect of currency exchange rate changes on cash and cash equivalents	(13)	4
Cash and cash equivalents at beginning of period	316	309
Cash and cash equivalents at end of period	1,523	316

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: 11 February 2021	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer